  EXHIBIT 99.1

Mogo Provides Enhanced Terms to Proposed

Convertible Debenture Amendments

Vancouver, British Columbia, May 7, 2020 – Mogo Inc. (TSX:MOGO) (NASDAQ:MOGO) (“Mogo” or the “Company”), one of Canada’s leading financial technology companies, announced today that it has provided enhanced terms to the amendments to its 10.0% convertible senior secured debentures due May 31, 2020 (TSX: MOGO.DB) (the “Convertible Debentures“) to be considered at the meeting of holders of the Convertible Debentures (“Convertible Debentureholders”) to be held on May 22, 2020 (the “Meeting”).

Based on feedback from Convertible Debentureholders, the Company has announced revised terms to the originally proposed amendments. Mogo now proposes the following enhanced amendments (together with the originally proposed amendments, the “Amendments”) for Convertible Debentureholders to consider at the Meeting:

•	Reduce the conversion price of the principal by 45% from $5.00 to $2.75 per common share. Previously, the Company had proposed reducing the conversion price from $5.00 to $3.50 per common share;

•	Removal of the proposed amendment to establish a minimum price at which common shares may be issued to repay the principal amount of the Convertible Debentures at maturity; and

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In addition to the previously proposed early consent fee of 1% for those Convertible Debentureholders who consent to the Amendments before 5pm (Vancouver time) on May 15, 2020 (the “Early Consent Deadline”) by validly submitting their proxy or voting information form, the Company is announcing it will also pay a solicitation fee of 1% of the principal amount of Convertible Debentures that are voted in favor of the Amendments prior to the Early Consent Deadline to the soliciting dealer who solicits such proxy or voting instruction voted in favor of the Amendments.

“Based on discussions with Convertible Debentureholders, we’re enhancing the previously proposed amendments to the Convertible Debentures and have received strong support to move forward on these revised terms,” said Greg Feller, President and CFO.

In summary, the Company is now proposing the following Amendments to the Convertible Debentures, including the originally proposed amendments and revised terms as above:

•	Extend the maturity date of the Convertible Debentures from May 31, 2020 to May 31, 2022;

•	Reduce the conversion price of the principal by 45% from $5.00 to $2.75 per common share;

•	Increase the frequency of interest payments from semi-annually to quarterly;

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Increase the early conversion trigger from 115% to 125% (such price equaling $3.4375 per common share based on the proposed amended conversion price) to allow investors greater opportunity to take advantage of a rising share price and thus an extended period to benefit from the coupon payment;

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Amend the provisions relating to payment of interest upon early conversion so as to ensure that payment of interest through the issuance of common shares is permitted by and complies with applicable securities regulations and stock exchange policies; and

•	Amend the definition of change of control provision to provide the Company with greater flexibility to pursue or enter into a strategic transaction.

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Details regarding the Amendments and the Meeting can be found in the Company’s management information circular (the “Circular“) which has been filed under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For the Amendments to be approved, provided quorum has been met, holders of at least 66 ⅔% of the outstanding principal amount of the Convertible Debentures represented at the Meeting must vote FOR the extraordinary resolution approving the Amendments (the "Extraordinary Resolution").

As a result of the enhanced terms to the Amendments, the Company is mailing new BLUE forms of proxies and voting information forms ("VIFs") to all Convertible Debentureholders, and any votes submitted on the yellow form of proxies and VIFs by Convertible Debentureholders will be discarded. ACCORDINGLY, IN ORDER FOR THEIR VOTE TO BE TABULATED, CONVERTIBLE DEBENTUREHOLDERS MUST SUBMIT THEIR VOTE USING THE NEW BLUE FORM, EVEN IF THEY HAVE PREVIOUSLY VOTED USING THE YELLOW FORM.

If the Amendments are approved by the Convertible Debentureholders, they will be effective on the date that the Company enters into the second supplemental trust indenture providing for such amendments, which is anticipated to be on or about May 26, 2020. The Amendments are also subject to the approval of the Toronto Stock Exchange.

If the Amendments are not approved by the Convertible Debentureholders at the Meeting, the Company intends to repay the principal amount and all accrued interest owing under all of the Convertible Debentures through the issuance of common shares on May 31, 2020, as permitted by the governing indenture.

Certain of the Company’s directors and executive officers who own in the aggregate 1.7% of the outstanding Convertible Debentures are considered “related parties” to the Company for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), and accordingly, the Amendments are considered “related party transactions” within the meaning of MI 61-101. The Company is relying on exemptions from the formal valuation and minority shareholder approval requirements in Sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of the Amendments as neither the fair market value of the Convertible Debentureholders held by interested parties (as such term is defined in MI 61-101) nor any consideration for the transaction insofar as it involves interested parties exceeds 25% of the market capitalization of the Company.

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Early Consent & Solicitation Fees

Those Convertible Debentureholders that consent to the Extraordinary Resolution by validly submitting their proxy or voting information form on or before 5:00 p.m. (Vancouver time) on May 15, 2020 will earn an increase to their return on investment by receiving cash consideration equivalent to 1% of the principal amount of  Convertible Debentures held by such Convertible Debentureholders as at the Record Date, subject to the Extraordinary Resolution being approved at the Meeting.

In addition, the Company has engaged Raymond James and Eight Capital as co-financial advisors in connection with the Amendments and to form and manage the group of soliciting dealers to solicit proxies or voting instructions in favour of the Amendments. The Company will pay a solicitation fee of 1% of the principal amount of Convertible Debentures that are voted in favour of the Amendments prior to the Early Consent Deadline, payable to the soliciting dealer who solicits such proxy or voting instruction form voted in favour of the Amendments. No solicitation fees will be paid to the soliciting dealers if the Amendments are not approved by the Convertible Debentureholders at the Meeting or if the vote is received after the Early Consent Deadline.

If you have any questions about the amendments or how to vote, contact Raymond James at ecmsyndication@raymondjames.ca or (416) 777-4939 or Eight Capital at ecm@viiicapital.com or (416) 350-3476.

Board of Directors Recommends a Vote In Favour

The Company's board of directors has concluded that the Amendments are in the best interests of the Company and UNANIMOUSLY RECOMMENDS that Convertible Debentureholders vote FOR the Amendments.

Forward-Looking Statements

This news release may contain "forward-looking statements" within the meaning of applicable securities legislation, including statements regarding the timing for implementing the proposed Amendments. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its financial performance for 2020 are subject to a number of conditions, many of which are outside of Mogo's control. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise

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About Mogo

Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them get in control of their financial wellness. Financial wellness continues to be the #1 source of stress across all demographics and highest among millennials. At Mogo, users can sign up for a free account in only three minutes and begin to learn the 4 habits of financial health and get convenient access to products that can help them achieve their financial goals. The Mogo platform has been purpose-built to deliver a best-in-class digital experience, with best-in-class products all through one account. With more than one million members and a marketing partnership with Canada's largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:

Craig Armitage
Investor Relations
craiga@mogo.ca
(416) 347-8954

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